UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the major transaction in relation to the Letter of Award to award the Main Contract to the Main Contractor for the Centre.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: August 31, 2015

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Television Network Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MAJOR TRANSACTION

LETTER OF AWARD TO AWARD THE MAIN CONTRACT

TO THE MAIN CONTRACTOR FOR THE CENTRE

31 August 2015

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“BO”	The Broadcasting Ordinance (Chapter 562 of the Laws
of Hong Kong)

“Board”	the board of Directors

“Centre”	the multimedia production and distribution centre, a
building to be constructed on the land situate at
Tseung Kwan O Industrial Estate at remaining portion
of Section S of Tseung Kwan O Town Lot No.39 and
extensions thereto

“Company”	Hong Kong Television Network Limited, a company
incorporated in Hong Kong with limited liability

“Construction Works”	the construction works for the construction of the
Centre as specified in the Letter of Award and the
Main Contract

“Contract Sum”	HK$450.00 million (subject to adjustments provided
under the Main Contract), being the contract price
payable to the Main Contractor under the Letter of
Award and the Main Contract

“Director(s)”	the director(s) of the Company

“DTMB”	Digital Terrestrial Multimedia Broadcast, a standard
widely adopted in the People’s Republic of China,
Hong Kong and Macau for the transmission of
television to mobile and fixed terminals

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong
Kong

“HKMP”	Hong Kong Media Production Company Limited, a
company incorporated in Hong Kong with limited
liability, being a wholly-owned subsidiary of the
Company

“HKMTV”	Hong Kong Mobile Television Network Limited, a
company incorporated in Hong Kong with limited
liability, being a wholly-owned subsidiary of the
Company

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the
People’s Republic of China

“Latest Practicable Date”	28 August 2015, being the latest practicable date prior
to the printing of this circular for ascertaining certain
information in this circular

“Letter of Award”	A letter of award dated 10 August 2015 issued by
HKMP to the Main Contractor and accepted by the
Main Contractor relating to the award of the Main
Contract for the construction of the Centre

“Listing Rules”	the Rules Governing the Listing of Securities on the
Stock Exchange

“Main Contract”	a main contract entered into by HKMP and the Main
Contractor on 20 August 2015 pursuant to the Letter
of Award, incorporated the terms and conditions of
the Letter of Award and formalised the detailed
arrangements and specifications for the Construction
Works

“Main Contractor”	CR Construction Company Limited, a company
incorporated in Hong Kong with limited liability

“Model Code”	the Model Code for Securities Transactions by
Directors of Listed Issuers, Appendix 10 to the Listing
Rules

“SFO”	The Securities and Futures Ordinance (Chapter 571 of
the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of the Company

“Shareholder(s)”	the registered holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the transaction constituted by the Letter of Award and
the Main Contract

“%”	per cent.

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	13th Floor
Mr. Cheung Chi Kin, Paul	Trans Asia Centre
Ms. To Wai Bing	No. 18 Kin Hong Street
Ms. Wong Nga Lai, Alice	Kwai Chung
New Territories
Hong Kong

Independent Non-executive Directors:
Mr. Lee Hon Ying, John
Mr. Peh Jefferson Tun Lu
Mr. Mak Wing Sum, Alvin

31 August 2015

To the Shareholders

Dear Sirs or Madam,

MAJOR TRANSACTION

LETTER OF AWARD TO AWARD THE MAIN CONTRACT

TO THE MAIN CONTRACTOR FOR THE CENTRE

I.	INTRODUCTION

Reference is made to the Company’s announcement made on 10 August 2015 and 20 August 2015 concerning the issuance of the Letter of Award on 10 August 2015 by HKMP to the Main Contractor and the signing of the Main Contract on 20 August 2015 pursuant to the Letter of Award for the Construction Works of the Centre at the Contract Sum of HK$450.00 million.

The purpose of this circular is to give you further details of the Transaction and other information prescribed by the Listing Rules.

LETTER FROM THE BOARD

As the applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Letter of Award to award the Main Contract are greater than 25% but less than 100%, the Letter of Award to award the Main Contract constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

Pursuant to Rule 14.44 of the Listing Rules, Shareholders’ approval of the Transaction may be given by way of written Shareholders’ approval in lieu of holding a general meeting if (1) no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction; and (2) the written Shareholders’ approval has been obtained from a Shareholder or a closely allied group of Shareholders who together hold more than 50% of the issued share capital of the Company giving the right to attend and vote at that general meeting to approve the Transaction.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction.

Written approval of the Transaction has been obtained from the following Shareholders which are acting in concert holding an aggregate of 405,428,940 Shares, representing 50.11% of the total issued Shares as at the date of the announcement in relation to the issuance of the Letter of Award dated 10 August 2015:

Name	Number of Shares held	Approximate percentage of shareholding

Top Group International Limited (Note 2)	339,814,284	42.00%
Wong Wai Kay, Ricky	15,236,893	1.88%
Cheung Chi Kin, Paul (Note 3)	50,377,763	6.23%

Total:	405,428,940	50.11%

Notes:

1.	This percentage is based on 809,016,643 Shares as at the date of the announcement in relation to the issuance of the Letter of Award dated 10 August 2015.

2.	339,814,284 Shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky.

3.	25,453,424 Shares are held by Mr. Cheung Chi Kin, Paul and the 24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

LETTER FROM THE BOARD

At the Latest Practicable Date and to the best of the Directors’ knowledge, information and belief, the Board is not aware that any Shareholder has a material interest in the Transaction other than being a Shareholder. As such, no Shareholder would be required to abstain from voting under the Listing Rules if the Company were to convene a general for the approval of the Transaction.

II.	LETTER OF AWARD

The principal terms of the Letter of Award are set out as follows:

Date	:	10 August 2015

Parties	:	HKMP and the Main Contractor

Subject Matter	:	The Main Contractor shall undertake the Construction Works in relation to the Centre with a planned gross floor area of approximately 31,777 square metres comprising a 6-storey high media block, a 1-storey high studio block and covered storage and carport, and certain ancillary facilities. The Construction Works are expected to be completed in October 2016.

Contract Sum	:	The Contract Sum of HK$450.00 million has been determined after the tendering process and arm’s length negotiations between the parties through the project manager and consultants retained by HKMP after taken into account the key factors including scope of works, tender prices, and experience in similar construction projects. The Contract Sum is expected to be funded by internal resources, external financing and existing banking facilities available to the Group.

LETTER FROM THE BOARD

Payment Terms	:	The Contract Sum shall be payable to the Main Contractor in cash in accordance with the terms of the Main Contract, a summary of which is set out below:

		(1)	Advanced payment of 10% of the Contract Sum (excluding prime cost sum) (i.e. HK$44,390,000.00) will be made to the Main Contractor within 45 calendar days upon signing of the Letter of Award, and the advanced payment effected shall be recovered in 10 equal installments by deduction from the amount due to the Main Contractor in the first ten interim payment certificates.

		(2)	HKMP’s appointed architect shall issue at monthly intervals the interim payment certificates for the work done executed on site, and HKMP shall pay the certified amount to the Main Contractor within 28 calendar days from the date of certificates.

		(3)	10% of certified value of work done in the interim payment is withheld as retention, and the total amount of retention withheld is subject to a maximum at 5% of the Contract Sum.

		(4)	75% of the retention held shall be released upon substantial completion of the Construction Works, and the remaining 25% of retention shall be released upon issuance of the defects rectification certificate.

		(5)	Final account shall be prepared within 12 months after substantial completion of the Construction Works, and final payment will be issued accordingly upon the agreement of the final contract sum with the Main Contractor and the issuance of the defects rectification certificate by HKMP’s appointed architect when all defective works have been made good.

		(6)	The liquidated and ascertained damages applicable for the delay in completion of the Construction Works due to the default of the Main Contractor shall be levied at the rate of HK$81,000.00 per calendar day subject to a waiver of the first 30 calendar days of delay in completion.

Performance Guarantee	:	The Main Contractor shall provide the guarantee of its parent company in HKMP’s approved form for the due performance of the Main Contract.

LETTER FROM THE BOARD

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Main Contractor and the ultimate beneficial owner of the Main Contractor are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

III.	REASONS FOR AND BENEFITS OF THE CONSTRUCTION OF THE CENTRE

The Group is principally engaged in multimedia production and distribution and other multimedia related services, including the offer of free television programming through its Over-The-Top (OTT) platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services.

The Directors consider that the construction of the Centre is consistent with the Group’s business objectives and will be beneficial to the sustainable development of the Group.

The Centre with a planned gross floor area of approximately 31,777 square metres comprises a 6-storey high media block, a 1-storey high studio block and covered storage and carport, and certain ancillary facilities. The Directors believe that the Centre with the required infrastructure and adequate space will strengthen the Group’s capability in the development of multimedia business. Upon completion, the Centre will be occupied by the Group for its operations.

The Directors (including the independent non-executive Directors) believe that the terms of the Letter of Award and the Main Contract including the Contract Sum are fair and reasonable and in the interests of the Shareholders as a whole. None of the Directors has any material interest in the Letter of Award and the Main Contract. Accordingly, none of them is required to abstain from voting on the board resolutions for considering and approving the transactions contemplated under the Letter of Award.

IV.	INFORMATION OF THE PARTIES

The Group is principally engaged in multimedia production and distribution and other multimedia related services, including the offer of free television programming through its Over-The-Top (OTT) platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services.

The Main Contractor is principally engaged in providing building works, site formation works, fitting out works, and construction management to the public and private sectors.

LETTER FROM THE BOARD

V.	RECOMMENDATIONS

The Directors (including all the independent non-executive Directors) consider that the terms and conditions of the Letter of Award and the Main Contract including the Contract Sum are fair and reasonable and in the interests of the Shareholders as a whole. The Board would recommend the Shareholders to vote in favour of the Transaction if the Company were to convene a general meeting to consider and approve the Transaction.

VI.	GENERAL

Your attention is drawn to the additional information set out in Appendix I (Financial Information of the Group) and Appendix II (General Information) to this circular.

Yours faithfully,

For and on behalf of the Board

Hong Kong Television Network Limited

Wong Wai Kay, Ricky

Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	AUDITED FINANCIAL STATEMENTS OF THE GROUP

The financial statements of the Group for the latest three financial period/years ended 31 December 2014, 31 August 2013 and 31 August 2012 are set out in the annual reports of the Company published on 15 April 2015, 26 November 2013 and 27 November 2012, respectively, available on the website of the Stock Exchange (www.hkexnews.hk) and the website of the Company (www.hktv.com.hk).

The following are the links to the respective annual reports of the Company on the website of the Stock Exchange and the pages on which the audited consolidated financial statements of the group for each of the relevant periods can be found:

Year ended 31 August 2012 (pages 56 to 118)

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1127/LTN20121127167.pdf

Year ended 31 August 2013 (pages 45 to 110)

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1126/LTN20131126170.pdf

Sixteen months ended 31 December 2014 (pages 40 to 110)

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0415/LTN20150415476.pdf

2.	STATEMENT OF INDEBTEDNESS

As at the Latest Practicable Date, the Group had outstanding borrowings of approximately US$54.6 million (representing approximately HK$423.2 million) which was secured by an equivalent amount of available-for-sale securities held by various banks, and a bank guarantee of approximately HK$0.1 million provided to a supplier.

Save as otherwise disclosed in this circular and apart from any intra-group liabilities, the Group did not, as at the Latest Practicable Date, have any debt securities issued and outstanding, or authorised or otherwise created but unissued, other borrowings or indebtedness in the nature of borrowing of the Group including overdrafts and liabilities under acceptance (other than normal trade bills) or other similar indebtedness, acceptance credits or hire purchase commitments, debentures, mortgages, charges, guarantees or other material contingent liabilities.

The Directors have confirmed that there has been no material adverse change in the indebtedness and contingent liabilities of the Group since the Latest Practicable Date.

3.	WORKING CAPITAL

The Directors (including the independent non-executive Directors) are of the opinion that, after taking into account the expected payment schedules of the construction of the Centre and the Group’s internal resources, the Group has sufficient working capital to satisfy its requirements for at least the next twelve months following the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

4.	FINANCIAL EFFECT OF ENTERING INTO THE MAIN CONTRACT

The Contract Sum of HK$450.00 million is anticipated to be funded by internal resources, external financing and existing banking facilities available to the Group.

Following the completion of the Construction Works, the fixed assets of the Group are expected to increase by approximately HK$450.00 million representing the Contract Sum, on the other hand, the net asset value of the Group is expected to remain unchanged as the increase in fixed assets will be offset by the decrease in cash at bank and in hand, term deposits and other available-for-sales securities of the Group and increase in bank borrowings.

The Company does not expect the Construction Works for the Centre to have any material negative impact on its earnings, cash flow position or its business operations.

5.	FINANCIAL AND OPERATIONAL PROSPECTS OF THE GROUP

The Group will continue to focus on its multimedia business development, including but not limited to the offer of free television programming through its Over-The-Top (OTT) platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services for future growth potential.

Over the past several years in the production and acquisition of television content, the Group has created a strong content library with self-produced and purchased content. Through the distribution over its OTT platform, these television programs have received attention from viewers and advertisers. Whilst self-production of television drama is being held in abeyance, the Group will continue to monetise the content library through its OTT platform and explore other business opportunities, including participating in movie production, so as to maintain the momentum of the Group. The Directors expect that after completion of the Centre the content production capability of the Group will be enhanced to create more business opportunities. For the coming twelve months, HKTVmall, the one-stop online shopping and entertainment platform carrying both live streaming and on demand television content, will continue to be the Group’s prime business focus.

After completion of the Centre, the Group will have a centralised location with infrastructure design more suitable for the development of the multimedia business. The Group can lease out the existing owned premises for rental income or dispose for capital gain based on the then prevailing market condition.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2	DIRECTORS’ DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

								Approximate
						Interests in		percentage
						underlying		interests
						shares		in the
	Interests in shares				Total	pursuant		Company’s
Name of Director	Personal interests	Corporate interests		Family Interests	interests in shares	to share options	Aggregate Interests	issued share capital
								(Note 1)

Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284		—	355,051,177	—	355,051,177	43.89%
		(Note 2	(i))
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339		—	50,377,763	—	50,377,763	6.23%
		(Note 2	(ii))
Ms. To Wai Bing	95,239	—		—	95,239	—	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	—		—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 Shares as at the Latest Practicable Date.

2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” in this circular.

(ii)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

APPENDIX II	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

3.	SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, the interests or short positions of the persons, other than the Directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests
		(Note)

Top Group International Limited	339,814,284	42.00%

Note: This percentage is based on 809,016,643 Shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified of any persons (other than the Directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

4.	DIRECTORS’ INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

5.	DIRECTORS’ INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2014, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX II	GENERAL INFORMATION

6.	DIRECTORS’ INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as is known to the Directors, none of the Directors or their respective associates had any business or interest in any business which competes or may compete, either directly or indirectly, with the business of the Group or have or may have any other conflict of interest with the Group pursuant to the Listing Rules.

7.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

8.	MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) were entered into by member(s) of the Group within the two years immediately preceding the date of this circular which are or may be material:

(a)	the Main Contract; and

(b)	the Letter of Award.

9.	MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the BO for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the court’s judgment, and the hearing of the appeal was fixed to be heard on 17 and 18 February 2016. On 3 July 2015, the Chief Executive in Council made an application to stay the court’s judgment pending resolution of the appeal, and the hearing date would be fixed in consultation with the counsel’s diary of the parties.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on 11 March 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the BO was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014. On 12 August 2015, the court informed the parties that judgment would be ready for handing down in the middle of September 2015.

APPENDIX II	GENERAL INFORMATION

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong during normal business hours at any weekday (other than Saturdays and public holidays) for a period of 14 days from the date of this circular:

(a)	the memorandum and articles of association of the Company;

(b)	the audited consolidated financial statements of the Company for the year/period ended 31 August 2013 and 31 December 2014;

(c)	the annual reports of the Company for the year/period ended 31 August 2013 and 31 December 2014;

(d)	the Main Contract;

(e)	the Letter of Award; and

(f)	this circular.

11.	GENERAL

(a)	The registered office of the Company is 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong.

(b)	The share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The Secretary of the Company is Ms. Wong Nga Lai, Alice. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA).

(d)	The English text of this circular shall prevail over the Chinese text in case of inconsistency.